UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2012

Commission File Number: 001-33800
SearchMedia Holdings Limited -----------------------------------
(Translation of registrant's name into English)

Cayman Islands -----------------------------------
(Jurisdiction of incorporation or organization)

Room 902 and 903, 500 Weihai Road, Jing An District, Shanghai, China 200041
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ x ] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [   ] Yes    [ x ] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia and Home Inns Announce Signing of
Memorandum of Understanding for Advertising Network

Shanghai, China, July 26, 2012 - SearchMedia Holdings Limited ("SearchMedia") (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, and Home Inns & Hotel Management Inc. ("Home Inns") (NASDAQ: HMIN), a leading economy hotel chain in China, today announced that they have entered into a memorandum of understanding to reach a definitive agreement giving SearchMedia certain rights to create a nationwide advertising network at Home Inns' hotels throughout China.

As of March 31, 2012, Home Inns operated 1,479 hotels in 219 different cities in China and had over 7.9 million unique individual members. The definitive agreement, the terms of which are still under discussion, is expected to include a variety of advertising formats including billboards, elevator advertising and lobby advertising at certain existing Home Inns locations and future new hotels. SearchMedia will be responsible for managing all marketing, advertising and resources related to the agreement.

Peter W. H. Tan, Chief Executive Officer of SearchMedia, remarked, "We believe the agreement will enhance shareholder value for both companies. Home Inns has an extensive network of hotels throughout China, with a strong presence in heavily trafficked urban locations. It is widely anticipated that over 60% of China's population would live in urban locations by the year 2020. We believe the agreement will allow us to provide a very attractive long term advertising solution for our international, national and local advertisers, through the nationwide consumer reach of the network. We will also be able to offer comprehensive campaigns that include rooftop billboards, lobby displays, elevator posters and other forms of advertising. We anticipate that the agreement will apply to certain Home Inns locations in Beijing, Shanghai and Guangzhou initially and be rolled out to lower tier cities later."

Home Inns Chief Executive Officer David Sun added, "We are pleased to be partnering with SearchMedia and to generate additional revenue opportunities from our hotel network while providing valuable marketing information to our guests. We expect the agreement to be mutually beneficial."

The memorandum of understanding is subject to the signing of a definitive agreement. SearchMedia is expected to complete a new financing to support this agreement and it is currently evaluating various financing proposals to support this new network and other nationwide concession opportunities.

About SearchMedia

SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China's largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia's core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, "one-stop shop" services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns' ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol "HMIN." For more information about Home Inns, please visit http://english.homeinns.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia's and Home Inn's beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate," "confident" and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to: the Companies' ability to execute and complete the definitive documentation of this memorandum of understanding, whether the agreement will be able to enhance shareholder value to SearchMedia and Home Inns shareholders; whether SearchMedia will be able to provide a long term advertising solution to its advertisers; whether this agreement will provide additional revenue opportunities for Home Inns and be beneficial to both companies, whether SearchMedia will be able to complete its contemplated financing to support the Home Inns new network and other nationwide concession opportunities, as well as the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the each Company's filings with the U.S. Securities and Exchange Commission. SearchMedia and Home Inns caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the respective company's expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Paul Conway, 0118613918844646
ir@searchmediaholdings.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: July 27, 2012	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer